UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 26, 2021

_____

In the Matter of

Lilis Energy, Inc.
1800 Bering Drive, Suite 510
Houston, TX 77057

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-230343

_____

Lilis Energy, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Lilis Energy, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on January 25, 2021.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief